SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) April 8, 2003

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of incorporation or organization)	1-5532-99	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Item 5. Other Event

Financing Activities

On April 8, 2003, Portland General Electric Company issued $50 million of 5.279% First Mortgage Bonds, maturing April 2013. The bonds were issued as a private placement. The Company purchased a policy insuring the principal and interest payments on the Bonds which will add approximately 1.0% to annual interest costs. Net proceeds from this issue will be used to refinance current maturities of long-term debt and for other general corporate purposes.

Item 7. Financial Statements and Exhibits

(c)   Exhibit

(4)   Instruments defining the rights of security holders, including indentures

Pursuant to Regulation S-K Item 601(b)(4)(iii), the Company agrees to furnish a copy of the Fifty-second Supplemental Indenture to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>PORTLAND GENERAL ELECTRIC COMPANY</u>
(Registrant)

April 9, 2003   By: /s/ James J. Piro
                                    James J. Piro
                                    Executive Vice President, Finance
                                    Chief Financial Officer and
                                    Treasurer

April 9, 2003   By: /s/ Kirk M. Stevens
                                    Kirk M. Stevens
                                    Controller and
                                    Assistant Treasurer